Exhibit 99.1

eToro Reports Fourth Quarter and Full Year 2025 Results

Record Net Contribution of $868 million, up 10% year-over-year, including $227 million in Q4

Q4 Assets Under Administration grew by 11% year-over-year to $18.5 billion

Announced $100 million increase to share repurchase program

New York, February 17th, 2026 - eToro Group Ltd. (“eToro”, or the “Company”) (NASDAQ: ETOR), the trading and investing platform, today announced financial results for the fourth quarter and full year 2025 which ended December 31, 2025.

“This was a milestone year for eToro,” said Yoni Assia, CEO of eToro. “We became a publicly traded company and significantly advanced the build-out of our global financial super-app. In 2025, we accelerated product innovation and AI adoption, expanded access to global markets, broadened and localized our offering, and strengthened eToro’s footprint around the world.

We are operating at a pivotal moment for financial services. Artificial intelligence and progress towards on-chain market infrastructure are reshaping how people invest and interact with markets and eToro is uniquely positioned to capture this opportunity. Through our public APIs and suite of AI-powered tools, users and partners can build, share, and scale strategies and tools, as part of a growing ecosystem. We are launching a number of apps ahead of the roll out of the eToro App Store, bringing enhanced capabilities to our retail audience.

In parallel, we are positioning eToro for a financial system that is increasingly moving on-chain. With our long-standing leadership in crypto and tokenization, we are well placed to help shape this transition. This quarter, we are introducing 24/7 access to select popular assets with plans to expand around-the-clock access across asset classes.

Our focus remains on empowering users through a simple, transparent, and digital-first investing experience, while positioning eToro to serve the next generation of investors at every stage of their journey. We are uniquely positioned as both a natively crypto company and a global equities trading platform. We look forward to capturing the many long-term growth opportunities ahead for the benefit of our users, shareholders, and partners.”

Meron Shani, CFO of eToro, said: “Our fourth quarter results reflect the strength and resilience of our mult-asset business model. We delivered compelling financial performance through a combination of diversified revenue streams, healthy funded accounts growth, and disciplined financial management. Furthermore, we are off to a strong start to 2026 with our January capital markets KPIs demonstrating the ability of our platform to adapt and perform across all different market conditions, including the recent spike in commodities trading. With our strong balance sheet and a clear execution roadmap, we believe that we are well positioned to deliver accelerated growth in 2026.”

Full year 2025 Financial Highlights1

●	Net Contribution increased by 10% year over year to $868 million, compared to $788 million in 2024.

●	Net Income (GAAP) increased 12% year over year to $216 million, compared to $192 million in 2024.

[1]	See “Non-GAAP Financial Metrics and Key Performance Indicators” below for additional information and a reconciliation to GAAP for all Non-GAAP financial metrics. Numbers may not sum up due to rounding; percentage changes based on unrounded data.

●	Adjusted Net Income (Non-GAAP) increased 10% to $251 million, compared to $228 million in 2024.

●	Adjusted EBITDA (Non-GAAP) increased by 4% year over year to $317 million, compared to $304 million in 2024.

●	Adjusted Diluted EPS (Non-GAAP) was $2.64, compared to $2.67 in 2024.

Fourth Quarter 2025 Financial Highlights2

●	Net Contribution decreased by 10% year over year to $227 million, compared to $253 million in the fourth quarter of 2024.

●	Net Income (GAAP) increased 16% year over year to $69 million, compared to $59 million in the fourth quarter of 2024.

●	Adjusted Net Income (Non-GAAP) increased 6% year over year to $70 million, compared to $67 million in the fourth quarter of 2024.

●	Adjusted EBITDA (Non-GAAP) decreased by 19% year over year to $87 million, compared to $108 million in the fourth quarter of 2024.

●	Adjusted Diluted EPS (Non-GAAP) was $0.71, compared to $0.79 in the fourth quarter of 2024.

●	Funded Accounts increased 9% year over year to 3.81 million compared to 3.48 million in the fourth quarter of 2024.

●	Assets Under Administration (AUA) grew by 11% year over year to $18.5 billion, compared to $16.6 billion in the fourth quarter of 2024.

●	Cash, Cash Equivalents and Short-Term Investments were $1.3 billion as of December 31, 2025.

January KPI metrics3

eToro also reported the below selected monthly business metrics for January 2026:

●	Assets under Administration (AUA) were $18.4 billion, up 2% year-over-year.

●	Funded accounts were 3.85 million, up 9% year-over-year.

●	Capital Markets/ECC Activity

○	Total number of trades for January was 74 million, up 55% year-over-year;

○	Invested amount per trade for January was $252, up 8% year-over-year;

●	Crypto Activity

○	Total number of trades for January was 4 million, down 50% year-over-year;

○	Invested amount per trade for January was $182, down 34% year-over-year;

●	Interest Earning Assets for January was $7.7 billion, up 17% year-over-year.

●	Total Money Transfers for January was $1.8 billion, up 68% year-over-year.

Business Highlights

eToro is demonstrating strong progress across its four product pillars driven by continued product innovation, localization, and strategic partnerships.

●	Trading: eToro expanded access to global markets while advancing toward always-on trading. With the addition of equities listed on the Abu Dhabi Securities Exchange, Hong Kong Stock Exchange, and across the Nordics, eToro now offers access to equities from 25 stock exchanges. The Company grew its crypto offering to more than 150 cryptoassets, including an expanded range of more than 100 cryptoassets for US users. eToro also broadened derivatives access, expanding its futures offering across Europe and launching futures and options in the UK. It has also begun the roll out of stock margin trading, where eligible users can access leveraged exposure to U.S. equities. In 2025, eToro expanded 24/5 trading to all S&P 500 and NASDAQ 100 stocks, and in Q1, the Company is introducing 24/7 access to a select number of popular assets with plans to expand this across asset classes.

[2]	See “Non-GAAP Financial Metrics and Key Performance Indicators” below for additional information and a reconciliation to GAAP for all Non-GAAP financial metrics. Numbers may not sum up due to rounding; percentage changes based on unrounded data.
[3]	Numbers may not sum up due to rounding; percentage changes based on unrounded data.

●	Investing: eToro strengthened its investing proposition by expanding access to intelligent, long-term investment solutions. The Company launched Tori, its AI Analyst, and through its public APIs and suite of AI-powered tools, users and partners can build, share, and scale strategies and tools, creating a growing ecosystem. This quarter, eToro is introducing a number of apps ahead of the launch of the eToro App Store, where ‘investor builders’ and partners can publish and share their apps with millions of eToro users globally. eToro continued to expand its range of Smart Portfolios including launching portfolios with Franklin Templeton, WisdomTree, ARK Invest and Amundi. The launch of Alpha Portfolios provides retail investors with access to quantitative, data driven strategies leveraging eToro’s data for the benefit of our customers. Having pioneered social investing, users can follow, copy, and engage with over 5,000 members of eToro’s Pro Investor Program, with Copy Trading now also launched in the US. During 2025, eToro introduced securities lending in the UK, Europe and the UAE, as well as expanding its staking program to help users access passive yield generating opportunities. eToro launched the eToro Club Subscription providing access to premium investing tools, financial perks and dedicated support.

●	Wealth Management: eToro continued to scale its long-term savings solutions in 2025. The Company partnered with Generali to provide French users with access to long-term, tax advantaged retirement (PER) and life insurance products. eToro also expanded its ISA offering in the UK with the addition of a self-directed stocks and shares ISA and a cash ISA. The AuA in eToro’s UK ISA products grew by 7x from Q4 2024 to Q4 2025. Assets under administration in our Australian savings products grew 44% between 2023 and 2025, supported by strong momentum following the launch of our superannuation offering.

●	Neo-Banking: During 2025, eToro accelerated the localization of its money management experience. The expansion of local bank accounts to more countries and the continued roll out of the debit card across Europe resulted in eToro Money’s transaction volume increasing 6.5x year-over-year. eToro Money ended the year with 1.87 million accounts. eToro Money, including eToro’s crypto wallet, is now fully integrated into the eToro app and provides seamless crypto transfers including 1% stock-back rewards on eligible crypto transfers.

●	Partnerships: eToro announced a multi-year partnership with BWT Alpine Formula 1 extending the business’ global brand presence and engagement with a fast-growing, international audience. eToro also entered into a partnership with Gemini Space Station Inc to support the migration of their customers from the UK, Europe and Australia onto the eToro platform, reinforcing its position as a leading, global, multi-asset broker.

Share Repurchase Program

eToro today announced that its Board of Directors has approved a $100 million increase to its existing share repurchase program. The program previously authorized $150 million, of which $100 million has already been used, leaving $50 million remaining. Following the increase, total remaining authorization is $150 million. Such repurchases may be made through a variety of methods, including through open market transactions (including through Rule 10b5-1 plans), privately negotiated transactions, block trades and by way of an accelerated share repurchase program. Additionally, subject to market and other conditions, the Company intends to enter into an Accelerated Share Repurchase (“ASR”) agreement to repurchase approximately $50 million of its common shares under the new authorization. This authorization reflects the Company’s confidence in its long-term strategy and growth prospects, financial strength, and commitment to deliver shareholder value. eToro believes that its current share price does not fully reflect the Company’s fundamental value, and that repurchasing shares represents a prudent allocation of capital. The program also provides additional flexibility to support potential future strategic initiatives, including mergers and acquisitions, where eToro shares could serve as an effective transaction currency. The actual timing, number, manner and value of any shares repurchased will depend on several factors, including the market price of our shares, general market and economic conditions, our liquidity requirements, applicable legal requirements and other business considerations. The authorization does not expire.

Conference Call and Livestream Information

eToro will host a video call to discuss its results at 5:30 a.m. PT / 8:30 a.m. ET today, February 17, 2026. The video call can be accessed at investors.etoro.com, along with this earnings press release and accompanying slide presentation and certain monthly business metrics. The event will also be live streamed to eToro’s YouTube and X.com official channels.

Contact

Media Relations - pr@etoro.com

Investor Relations - investors@etoro.com

About eToro

eToro is the trading and investing platform that empowers you to invest, share and learn. We were founded in 2007 with the vision of a world where everyone can trade and invest in a simple and transparent way. Today we have 40 million registered users from 75 countries. We believe there is power in shared knowledge and that we can become more successful by investing together. So we’ve created a collaborative investment community designed to provide you with the tools you need to grow your knowledge and wealth. On eToro, you can hold a range of traditional and innovative assets and choose how you invest: trade directly, invest in a portfolio, or copy other investors. You can visit our media center here for our latest news.

Website and Social Media Channels

eToro uses its website to distribute company information and makes available free of charge a variety of information for investors, including its filings with the U.S. Securities and Exchange Commission (“SEC”), in addition to disclosing information via press releases, filings with the SEC, public conference calls, webcasts, X feed (@eToro), Instagram page (@eToro_official) and LinkedIn page. The information disclosed through the foregoing channels could be deemed to be material information and we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels. In addition, investors may opt in to automatically receive email alerts and other information about eToro when enrolling their email address under the “Stay Up to Date” option at the bottom of https://investors.etoro.com/. Information contained on or accessible through any of the foregoing channels is not incorporated by reference into this press release.

ETORO GROUP LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31	December 31
	2025	2024
	Unaudited	Unaudited
Assets
Current assets:
Cash and cash equivalents	1,072,641	575,395
Restricted cash	329	314
Short-term investment	202,688	65,000
Counterparties	249,055	224,867
Cryptoassets	62,606	113,279
Receivable from omnibus accounts	26,820	50,466
Other receivables and prepaid expenses	61,299	46,005
	1,675,438	1,075,326
Non-current assets:
Restricted cash	11,688	11,630
Right of use assets	41,873	44,406
Property and equipment, net	7,361	5,007
Goodwill and other intangible assets, net	43,211	46,346
Deferred taxes assets	11,776	8,647
	115,909	116,036

Total Assets	1,791,347	1,191,362

Liabilities and equities
Current liabilities:
Accounts payable	4,435	4,201
Current maturities of long term lease liabilities	5,978	4,758
Other short term liabilities	8,994	-
Payable to users	107,830	103,493
Accrued expenses and other payables	215,414	193,115
	342,651	305,567
Non-current liabilities:
Employee benefit liabilities, net	962	1,253
Other long term liabilities	-	5,653
Long term lease liabilities	48,485	43,546
Deferred taxes liabilities	4,659	2,968
	54,106	53,420
Equity attributable to equity holders of the company:
Common share premium	1,273,894	474,469
Preferred share premium	-	397,019
Treasury shares	(62,085)	(2,625)
Advanced Investment Agreement	9,091	9,091
Other capital reserve	5,441	1,868
Retained Earnings (Accumulated deficit)	168,249	(47,447)
	1,394,590	832,375
Total liabilities and equity	1,791,347	1,191,362

ETORO GROUP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME (LOSS)

U.S. dollars in thousands

	Three months ended		Twelve months ended
	December 31		December 31
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited
Revenue and income:
Net trading income from equities, commodities and currencies	115,618	80,683	399,362	328,706
Revenue from cryptoassets	3,592,968	5,813,811	12,975,078	12,147,329
Net trading income (loss) from cryptoassets derivatives	73,783	(130,498)	124,032	(130,729)
Net interest income from users	58,073	51,610	213,415	197,178
Currency conversion and other income	25,277	26,866	95,978	81,415
Other interest income	9,062	4,366	30,067	16,654
Total revenue and income	3,874,781	5,846,838	13,837,932	12,640,553

Costs:
Cost of revenue from cryptoassets	3,636,921	5,585,104	12,932,009	11,816,192
Margin interest expense	11,075	9,204	37,536	36,660
Research and development	37,867	31,991	151,247	131,071
Selling and marketing	46,970	59,215	208,671	178,365
General, administrative and operating costs	60,430	67,570	243,636	228,004
Finance and other expenses, net	3,081	2,491	11,432	4,642
Total costs	3,796,344	5,755,575	13,584,531	12,394,934

Income before taxes on income	78,437	91,263	253,401	245,619
Taxes on income	9,695	32,079	37,705	53,238
Net income	68,742	59,184	215,696	192,381

Other comprehensive income, net:
Items that may be reclassified subsequently to profit or loss:
Cash flow hedges, net of tax	(179)	1,267	3,573	1,868
Other comprehensive income (loss) for the year, net of tax	(179)	1,267	3,573	1,868

Total comprehensive income	68,563	60,451	219,269	194,249

Basic net income per share	0.79	0.78	2.58	2.55
Diluted net income per share	0.69	0.70	2.27	2.26

Weighted-average shares of common shares used to compute net income per share attributable to common shareholders:
Basic	86,740,531	75,676,247	83,503,592	75,595,967
Diluted	99,635,590	84,969,521	95,129,729	85,297,910

ETORO GROUP LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended		Twelve months ended
	December 31		December 31
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from operating activities:
Net income	68,742	59,184	215,696	192,381

Adjustments to reconcile net income to net cash provided by operating activities:
Adjustments to profit or loss items:
Depreciation, amortization and impairment	3,821	3,097	12,973	11,337
Share-based payment	4,013	3,313	16,145	27,150
Evaluation of contingent liabilities	(622)	-	3,341	-
Revaluation of fair value of cryptoassets and counterparties	114,355	(4,456)	29,560	(35,967)
Non-cash revenue from staking and blockchain rewards	(10,290)	(9,178)	(37,380)	(21,022)
Non-cash costs from staking and blockchain rewards	6,843	6,048	25,395	13,417
Finance and other expenses, net	3,081	2,491	11,432	4,642
Taxes on income, net	9,695	32,079	37,705	53,238
	130,896	33,394	99,171	52,795
Changes in asset and liability items:
Increase of counterparties	(61,070)	(21,035)	(52,527)	(34,492)
Decrease of cryptoassets	27,097	508	55,692	8,593
Decrease (Increase) of other receivables and prepaid expenses	6,856	3,598	(7,097)	(3,947)
Decrease (Increase) of restricted cash	(6)	(11)	30	(857)
Increase (Decrease) of user and omnibus accounts, net	(41,860)	(31,506)	33,728	30,536
Increase (Decrease) of accounts payable	(2,964)	(11,065)	(2,400)	2,218
Increase of accrued expenses and other payables	3,343	35,916	1,937	39,667
Increase (Decrease) of employee benefit liabilities, net	2	(11)	(459)	(555)
	(68,602)	(23,606)	28,904	41,163
Interest paid, net during the period	(335)	(24)	(7,096)	(3,188)
Taxes paid, net during the period	(5,047)	(3,252)	(18,430)	(14,572)
Net cash provided by operating activities	125,654	65,696	318,245	268,579

Cash flows from investing activities:
Increase of Short term deposits	(182,264)	(65,000)	(427,264)	(65,000)
Decrease of Short term deposits	110,701	-	289,701	-
Increase of long-term investments	-	(609)	(500)	(609)
Purchase of property and equipment	(1,775)	(359)	(4,841)	(2,372)
Purchase of intangible assets	(12)	(203)	(635)	(546)
Net cash used in investing activities	(73,350)	(66,171)	(143,539)	(68,527)

Cash flows from financing activities:
Exercise of options	2,396	242	6,126	929
Repayment of lease liabilities	(1,233)	(1,116)	(4,573)	(4,119)
Issuance of class A common share upon initial public offering, net of underwriting discounts, commissions and other issuance costs	-	-	377,943	-
Purchase of treasury shares	(59,547)	-	(59,547)	-
Net cash provided by (used in) financing activities	(58,384)	(874)	319,949	(3,190)

Exchange differences on balances of cash and cash equivalents	(14,746)	(10,020)	2,591	(9,801)

Increase in cash and cash equivalents	(20,826)	(11,369)	497,246	187,061

Cash and cash equivalents at beginning of the period	1,093,467	586,764	575,395	388,334

Cash and cash equivalents at end of the period	1,072,641	575,395	1,072,641	575,395

Non-GAAP Financial Metrics and Key Performance Indicators

This press release and the accompanying tables contain financial measures that are not calculated in accordance with International Financial Reporting Standards nor with Generally Accepted Accounting Principles (collectively “GAAP”) metrics, including Adjusted EBITDA, Adjusted Net Income and Adjusted Diluted EPS. The inclusion of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. eToro believes these non-GAAP financial measures provide important supplemental information to management regarding financial and business trends used in assessing its results of operations. eToro believes excluding specified items provides a more meaningful comparison to the corresponding reporting periods and internal budgets and forecasts, assists investors in performing analysis that is consistent with financial models developed by investors and research analysts, provides management with a more relevant measure of operating performance and is more useful in assessing management performance.

eToro urges its investors to review the reconciliations of Adjusted EBITDA, Adjusted Net Income and Adjusted Diluted EPS to their most directly comparable GAAP financial measure set forth herein, and not to rely on any single financial measure to evaluate its business.

This press release includes key performance indicators that eToro’s management uses to help evaluate the business, measure its performance, identify trends, prepare financial projections and make business decisions. eToro’s key performance indicators include Funded Accounts, Assets Under Administration and Net Contribution. Definitions of performance indicators can be found in this press release.

ETORO GROUP LTD.

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA

U.S. dollars in thousands

	Three months ended		Twelve months ended
	December 31		December 31
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited
Net income	68,742	59,184	215,696	192,381
Finance expense, net	3,081	2,491	11,432	4,642
Taxes on income	9,695	32,079	37,705	53,238
Share-base payment expense	4,028	3,313	16,160	27,150
Depreciation and amortization	3,822	3,097	12,973	11,337
Employee non-cash expense	(1,824)	682	5,239	6,557
Transaction related costs	-	1,283	10,891	1,281
Other expenses, net	(621)	5,473	6,876	7,285
Adjusted EBITDA	86,923	107,602	316,972	303,871

ETORO GROUP LTD.

RECONCILIATION OF NET INCOME TO ADJUSTED NET INCOME

U.S. dollars in thousands (except per share amounts)

	Three months ended		Twelve months ended
	December 31		December 31
	2025	2024	2025	2024
	Unaudited	Unaudited	Unaudited	Unaudited
Net income	68,742	59,184	215,696	192,381
Share-base payment expense	4,028	3,313	16,160	27,150
Amortization	1,221	906	3,768	3,085
Employee non-cash expense	(1,824)	682	5,239	6,557
Transaction related costs	-	1,283	10,891	1,281
Other expenses, net	(1,502)	5,473	5,995	7,285
Adjusted net income before tax	70,665	70,841	257,749	237,739

Effective tax rate	12.4%	35.2%	14.9%	21.70%
Tax impact	(238)	(4,098)	(6,257)	(9,831)
Adjusted net income	70,427	66,744	251,492	227,908

Basic Shares Outstanding	86,740,531	75,676,247	83,503,592	75,595,967

Diluted Shares Outstanding	99,635,590	84,969,521	95,129,729	85,297,910
Basic GAAP EPS	0.79	0.78	2.58	2.55

Diluted GAAP EPS	0.69	0.70	2.27	2.26

Basic Non - GAAP EPS	0.81	0.88	3.01	3.01

Diluted Non - GAAP EPS	0.71	0.79	2.64	2.67

Definitions of Certain Metrics

Adjusted EBITDA: Adjusted EBITDA is a non-GAAP financial metric that we define as net income adjusted to exclude finance and other expenses, net, taxes on income, share-based payment expense, depreciation and amortization, employee non-cash expense, one-time transaction costs and other expense.

Adjusted Diluted Earnings Per Share (Adjusted diluted EPS): Adjusted diluted EPS is a non-GAAP financial metric and is calculated by dividing the Adjusted Net Income attributable to common shareholders by the diluted shares outstanding during the period. Adjusted diluted EPS excludes the impact of the same non-recurring or non-operational items to provide investors with a normalized measure of profitability on a per-share basis.

Adjusted Net Income: Adjusted Net Income refers to the company’s net income after making adjustments for non-recurring, one-time, or non-cash items such as restructuring charges, asset impairments, acquisition-related expenses, or gains/losses from discontinued operations.

Assets under administration (AUA): AUA reflects the aggregate fair value of assets held by users within the platform, including those held by third-party partners for execution or custody services, categorized as follows:

●	Crypto: Includes all cryptocurrencies and users’ crypto assets held in eToro digital wallets.

●	Equities: Includes stocks, ETFs, and assets managed under the Spaceship program.

●	Cash: Includes customers’ uninvested cash (e.g., cash balances, eMoney balances, in-process cashouts), as well as cash used for margin or posted as collateral for leveraged positions.

Funded Accounts: Funded Accounts are users who have completed KYC, AML and other onboarding processes, activated their account, deposited funds, executed at least one trade at any time and have a positive account balance (invested or uninvested). Funded Accounts represent the deepest level of our user acquisition funnel and are the users from whom we generate total commission.

Net Contribution: Net Contribution reflects Total revenue and income, less the Cost of revenue from cryptoassets and Margin interest expense. We use Net Contribution to evaluate the net contributions of our users’ activity on our platform before considering the overhead costs associated with our operations.

Net Contribution consists of the following five components, each representing revenue or income divided across our products based on the distinct patterns upon which we monetize users’ activity on the platform. We evaluate the performance of our business and our success in both diversification and risk management across these five components:

●	Net Trading Contribution (Equities, Commodities and Currencies) is equal to our Net trading income from equities, commodities and currencies.

●	Net Trading Contribution (Cryptoassets) is equal to Revenue from cryptoassets plus Net trading income (loss) from cryptoasset derivatives less Cost of revenue from cryptoassets, excluding the net contributions from blockchain rewards and staking activity.

●	Net Interest Contribution represents Net interest contribution from users plus Other interest income plus the net contributions of staking activity, less Margin interest expense.

●	eToro Money comprises the vast majority of our Currency conversion and other income. It represents the income earned from our money management services, including currency conversions, withdrawals, interchange on our debit card, transfers of cryptoassets, and fees relating to our cryptoasset wallet services.

●	Subscriptions and Other is the remainder of Currency conversion and other income not attributable to eToro Money plus the net contributions of blockchain rewards.

Net Income: Net income represents the company’s total earnings or profit for a given period, calculated as total revenue minus all expenses, including operating costs, depreciation, interest, taxes, and other income or expenses. It reflects the company’s overall profitability according to GAAP standards.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, statements regarding our financial outlook, market positioning, artificial intelligence (“AI”), and share repurchase authorization, including execution of the expected accelerated share repurchase arrangement. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as “outlook,” “guidance,” “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “plan,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall” and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond eToro’s control. eToro’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to market volatility and erratic market movements; failure to retain existing users or add new users; extreme competition; changes in the regulatory and legal framework under which we operate; regulatory inquiries and investigations; our estimates of our financial performance; interest rate fluctuations; the evolving cryptoasset market, including the regulations thereof; conditions related to our operations in Israel, including the ongoing war; risks related to data security and privacy and use of Open Source Software (“OSS”); risks related AI; changes in general economic or political conditions; changes to accounting principles and guidelines; unexpected costs or expenses; and other factors described in “Risk Factors” in our prospectus, dated May 13, 2025, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in eToro’s filings with the SEC, which are, or will be, accessible on the SEC’s website at www.sec.gov.

Past performance is not necessarily indicative of future results. The forward-looking statements included in this press release represent eToro’s views as of the date of this press release. eToro anticipates that subsequent events and developments will cause its views to change. eToro undertakes no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. These forward-looking statements should not be relied upon as representing eToro’s views as of any date subsequent to the date of this press release.

Source: eToro Group Ltd.